UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and

Amendments thereto filed pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AccuPoll Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00438W101

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00438W101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Wiebe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
			974,347	shares purchasable under Convertible Note (principal)
			3,216,000	shares purchasable under Stock Options
		TOTAL	4,190,347	shares

	6.	Shared Voting Power 22,551,040 shares (excludes shares previously subject to proxy through January 25, 2006)

	7.	Sole Dispositive Power
			974,347	shares purchasable under Convertible Note (principal)
			3,216,000	shares purchasable under Stock Options
		TOTAL	4,190,347	shares

	8.	Shared Dispositive Power 22,551,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,741,387

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer AccuPoll Holding Corp.
	(b)	Address of Issuer’s Principal Executive Offices 15101 Red Hill Avenue Suite 220 Tustin, CA 92780

Item 2.
	(a)	Name of Person Filing Frank J. Wiebe
	(b)	Address of Principal Business Office or, if none, Residence 26071 Talega Avenue Laguna Hills, CA 92653
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 00438W101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
				22,551,040	shares
				974,347	shares purchasable under Convertible Note (principal)
				3,216,000	shares purchasable under Stock Options
		TOTAL		26,741,387	shares

	(b)	Percent of class: 9.1%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
				974,347	shares purchasable under Convertible Note (principal)
				3,216,000	shares purchasable under Stock Options
			TOTAL	4,190,347	shares

		(ii)	Shared power to vote or to direct the vote 22,551,040 (excludes shares previously subject to proxy through January 25, 2006)
		(iii)	Sole power to dispose or to direct the disposition of
				974,347	shares purchasable under Convertible Note (principal)
				3,216,000	shares purchasable under Stock Options
			TOTAL	4,190,347	shares

		(iv)	Shared power to dispose or to direct the disposition of 22,551,040

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2006
Date
/s/ Frank J. Wiebe
Signature
Frank J. Wiebe
Name/Title